SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MABVAX THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55414P 504
(CUSIP Number)

Copy to:
John Stetson
c/o Sichenzia Ross Ference Kesner LLP
1185 Avenue of the Americas, 37th Floor
New York, New York 10036
(212) 930-9700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 854,682 (1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 854,682 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,682 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.64% (3)
12	TYPE OF REPORTING PERSON IN

(1)
Represents 854,682 shares of the Issuer’s common stock (“Common Stock”) held by HS Contrarian Investments, LLC (“HS Contrarian”). Excludes the following shares of Common Stock underlying the Issuer’s Preferred Stock which contain a 4.99% beneficial ownership blocker: (i) shares of Series F Preferred Stock which are convertible into 207,900 shares of Common Stock; (ii) shares of Series G Preferred Stock which are convertible into 285,714 shares of Common Stock; (iii) shares of Series I Preferred Stock which are convertible into 322,820 shares of Common Stock; (iv) shares of Series J Preferred Stock which are convertible into 583,333 shares of Common Stock subject to shareholder approval; and (v) shares of Series K Preferred Stock which are convertible into 1,600,000 shares of Common Stock subject to shareholder approval.
(2)
John Stetson is the Managing Member of HS Contrarian and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian.
(3)
Based on 15,145,430 shares of the Issuer’s common stock outstanding as of September 15, 2017.

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HS Contrarian Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTNG POWER 854,682 (1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 854,682 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,682 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.64% (3)
12	TYPE OF REPORTING PERSON OO

(1)
Represents 854,682 shares of the Issuer’s common stock (“Common Stock”) held by HS Contrarian Investments, LLC (“HS Contrarian”). Excludes the following shares of Common Stock underlying the Issuer’s Preferred Stock which contain a 4.99% beneficial ownership blocker: (i) shares of Series F Preferred Stock which are convertible into 207,900 shares of Common Stock; (ii) shares of Series G Preferred Stock which are convertible into 285,714 shares of Common Stock; (iii) shares of Series I Preferred Stock which are convertible into 322,820 shares of Common Stock subject to shareholder approval; (iv) shares of Series J Preferred Stock which are convertible into 583,333 shares of Common Stock; and (v) shares of Series K Preferred Stock which are convertible into 1,600,000 shares of Common Stock subject to shareholder approval.
(2)
John Stetson is the Managing Member of HS Contrarian and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian.
(3)
Based on 15,145,430 shares of the Issuer’s common stock outstanding as of September 15, 2017.

Item 1(a).
Name of Issuer:

MabVax Therapeutics Holdings, Inc. (“Issuer”)

Item 1(b).
Address of Issuer's Principal Executive Offices:

11535 Sorrento Valley Road, Suite 400, San Diego, California 92121

Item 2(a).
Name of Person Filing.

The statement is filed on behalf of John Stetson and HS Contrarian Investments, LLC (collectively, the “Reporting Person”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

68 Fiesta Way, Fort Lauderdale, Florida 33301

Item 2(c).
Citizenship.

John Stetson is a United States citizen.

HS Contrarian Investments, LLC is established in the state of Florida.

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e).
CUSIP Number.

55414P 504

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned: 854,682 (1)

(b) Percent of class: 5.64% (3)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 854,682 (1)(2)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 854,682 (1)(2)

(1)
Represents 854,682 shares of the Issuer’s common stock (“Common Stock”) held by HS Contrarian Investments, LLC (“HS Contrarian”). Excludes the following shares of Common Stock underlying the Issuer’s Preferred Stock which contain a 4.99% beneficial ownership blocker: (i) shares of Series F Preferred Stock which are convertible into 207,900 shares of Common Stock; (ii) shares of Series G Preferred Stock which are convertible into 285,714 shares of Common Stock; (iii) shares of Series I Preferred Stock which are convertible into 322,820 shares of Common Stock; (iv) shares of Series J Preferred Stock which are convertible into 583,333 shares of Common Stock subject to shareholder approval; and (v) shares of Series K Preferred Stock which are convertible into 1,600,000 shares of Common Stock subject to shareholder approval.
(2)
John Stetson is the Managing Member of HS Contrarian and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian.
(3)
Based on 15,145,430 shares of the Issuer’s common stock outstanding as of September 15, 2017.

Item 5.
Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2017	By:	/s/ John Stetson
John Stetson

HS Contrarian Investments, LLC

Date: September 19, 2017	By:	/s/ John Stetson
Name: John Stetson
Title: President